

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2008

Ms. Cheryl K. Beebe
Chief Financial Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154

> **Re:**   **Corn Products International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated January 18, 2008**
> **Response Letter Dated February 15, 2008**
> **File No. 1-13397**

Dear Ms. Beebe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief